SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 October 9, 2001


                                  Bunge Limited
                 (Translation of registrant's name into English)

                                 50 Main Street
                             White Plains, NY 10606
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X      Form 40-F
                                ---               ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes         No  X
                               ---        ---

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                                    EXHIBITS




Exhibit 1 Press release dated October 8, 2001 announcing agreement to acquire La Plata Cereal S.A.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  Bunge Limited



Date:  October 9, 2001             By  /s/ William M. Wells
                                     ------------------------------------------
                                      Name:   William M. Wells
                                      Title:  Chief Financial Officer


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                                                                       Exhibit 1
[BUNGE logo]

                                                         Contact: Stuart Lindsay
                                                        Edleman Public Relations
                                                                  1-212-704-4435

                    Bunge Limited To Acquire La Plata Cereal

       Acquisition will make Bunge the largest soy processor in Argentina


WHITE PLAINS, NY - October 8, 2001 - Bunge Limited (NYSE: BG) today announced that it has signed an agreement to acquire La Plata Cereal S.A. (La Plata), a leading Argentine agribusiness company, for a maximum enterprise value of US$70 million in cash and assumed debt. The final purchase price will be subject to adjustments related to La Plata's financial condition and other contingencies. The acquisition is in line with Bunge's stated strategy of pursuing selective acquisitions to expand its core businesses in key growth markets. Bunge expects the acquisition to be accretive to earnings in the first full quarter of combined operations.

Bunge has agreed to acquire La Plata from Andre & Cie S.A., the Swiss agribusiness company. Bunge expects the transaction to close in the first quarter of 2002. Upon completion, Bunge will become the largest soybean crusher and second largest exporter of any kind in Argentina. The acquisition will also expand Bunge's fertilizer business, already the largest in South America, into Argentina.

"Argentina is among the most competitive agricultural producers and exporters in the world," stated Alberto Weisser, chief executive officer of Bunge Limited. "The acquisition of La Plata strengthens Bunge's leading position in the global grain and oilseed trade."

"La Plata's businesses and asset mix are highly complementary to our existing infrastructure," stated Raul Padilla, chief executive officer of Bunge Argentina. "The integration of Bunge Argentina and La Plata will produce a powerful grain origination, soy processing and export platform, and establish Bunge as a leader in the Argentine fertilizer market."

Similar to Bunge's existing business in Argentina, La Plata is primarily an export company, shipping grains and oilseed products to Europe and Asia. La Plata's export revenues in fiscal year 2000 exceeded 81% of total revenues. Domestic economic conditions in Argentina have had a limited impact on the Argentine grain and oilseed industry, which is highly export-oriented.

Bunge has operated continuously in Argentina since 1884.

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About La Plata Cereal

La Plata Cereal, one of the largest agribusiness companies in Argentina, operates in four distinct lines of business: grain origination (soybeans, corn and wheat), soybean processing, fertilizer and ports and logistics. The company was founded in 1927. La Plata's facilities include six interior grain elevators, one soybean processing plant with two lines, a wholly owned port facility in Puerto San Martin and a branded fertilizer business with a 10% market share in Argentina and over 4,000 farmer customers.

About Bunge

Bunge is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities.

Cautionary Statement Concerning Forward-Looking Statements

This news release contains both historical and forward-looking statements that involve risks, uncertainties and assumptions. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For example, statements regarding expected financial benefits, timing of closing and our industry position following the acquisition are all forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. In addition, there is the risk that the transaction does not close. The forward-looking statements included in this news release are made only as of the date of this news release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.